Amendment No. 2 to the Amended and Restated Trust Indenture

This Amendment No. 2 to the Amended and Restated Trust Indenture (“Amendment No. 2”) is made as of June 14, 2007 and amends the Amended and Restated Trust Indenture dated November 25, 2003 by and among LUC CHARTRAND, an individual resident in the City of Calgary, in the Province of Alberta, ENTERRA ENERGY CORP., a body corporate amalgamated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta and OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (the “Trustee”), as amended by Amendment No. 1 to the Amended and Restated Trust Indenture dated May 18, 2006 (together, the Amended and Restated Trust Indenture and Amendment No. 1 to the Amended and Restated Trust Indenture are referred to herein as the “Trust Indenture”).

WHEREAS, pursuant to Article 10 of the Trust Indenture, the Trust Indenture may only be amended by the Trustee with the consent of the Unitholders by Special Resolution;

AND WHEREAS, on June 14, 2007, the Unitholders approved by Special Resolution the Indenture Amendment Resolution as more particularly outlined in the Information Circular – Proxy Statement of Enterra Energy Trust dated May 1, 2007.

NOW THEREFORE, based on the Unitholder approval by Special Resolution referred to hereinabove, and pursuant to the terms of Article 10 of the Trust Indenture, the Trust Indenture is hereby amended as set forth herein.

Section 1

Amendment to Section 4.1(c) of the Trust Indenture

(1)

Section 4.1(c) of the Trust Indenture is hereby deleted in its entirety and replaced with the following text:

“(c)

acquiring, holding, transferring, disposing of, investing in and otherwise dealing with assets, securities (whether debt or equity) and other interests (including royalty interests) or properties of whatever nature or kind of, or issued by, New Enterra, Commercial Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts;”.

Section 2

Miscellaneous

(1)

Defined Terms. Any capitalized term used but not defined in this Amendment No. 2 shall have them meaning ascribed thereto in the Trust Indenture.

(2)

Titles and Subtitles. The titles and subtitles in this Amendment No. 2 are for convenience only and are not to be considered in construing this Amendment No. 2.

(3)

Remainder of Trust Indenture. Except as expressly amended hereby, the Trust Indenture is in all respects ratified and confirmed and the terms thereof shall remain in full force and effect, except as expressly provided herein, and no waiver or modification of the terms or conditions thereof is intended or to be inferred.

(4)

Governing Law. This Amendment No. 2 will be governed by and construed under the laws of the Province of Alberta and the laws of Canada applicable therein.

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IN WITNESS WHEREOF, Olympia Trust Company and Enterra Energy Corp. have executed this Amendment No. 2 to the Amended and Restated Trust Indenture as of June 14, 2007.

OLYMPIA TRUST COMPANY, in its capacity as Trustee of Enterra Energy Trust
By:	“signed”
Name: Dean Naugler
Title: Account Officer
By:
Name:
Title:
ENTERRA ENERGY CORP., in its capacity as Administrator of Enterra Energy Trust
By:	“signed”
Name: Victor Roskey
Title: Sr. Vice President & CFO
By:	“signed”
Name: E. Keith Conrad
Title: President & CEO